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Writer's direct fax
(617) 790-6730

May 11, 2009

VIA EDGAR

Russell Mancuso, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:	SinoHub, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 4, 2009
File No. 333454731

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (the “Company”) dated May 8, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Staff Comment 1:            If you intend to request that this registration statement be declared effective before you update the financial information, please tell us:

Russell Mancuso, Esq.
May 11, 2009

•	when updated financial information will be available; and

•
whether you are aware of any material trends or developments that are not yet disclosed in this prospectus. In this regard, we note the statement in exhibit 99.1 to your Form 8-K filed May 7, 2009 that you are “experiencing increasing demand.”

1.           We understand that the updated financial information will be available early next week.  The Company intends to prepare and file its 10-Q for the first quarter on or before the filing deadline of May 15, 2009.   The Company has informed us that it is not aware of any material trends or developments that are not yet disclosed in the Registration Statement.  While the Company is experiencing increased demand as noted in your letter, the demand for its services and products has grown steadily over time as it grows as an organization and it believes that this fact is apparent in its disclosures and that the risks associated with its growth plans are also disclosed.  For example, our risk factors include one captioned “SinoHub envisions a period of rapid growth that may impose a significant burden on its administrative and operational resources which if not effectively managed, could impair its growth” on page 5 of Amendment No. 6 to the Registration Statement (“Amendment No. 6”), and in the MD&A section on page 18 of Amendment No. 6, we note a significant increase in net sales in 2008 over 2007.

Executive Compensation, page 39

Staff Comment 2:            We note your response to prior comment 3. Please tell us how the options that you report for De Hai Li are reconcilable to filings under Section 16 of the Exchange Act or, if the Section 16 filings are incorrect, why this is not reflected in your disclosure on page 57 of your Form 10-K amendment filed April 30, 2009.

2.           Upon further review, we have determined that the discrepancies result from option exercises made by Mr. Li in 2008. The shares from these option exercises were gifted by Mr. Li to relatives. We will file an amended Form 10-K disclosing the late filings, and we have asked Mr. Li to file a Form 4 with respect to the transactions and an amended Form 5 reflecting his corrected balance of options as of December 31, 2008.

Staff Comment 3:            In this regard, please reconcile your Form 10-K disclosure regarding Section 16 and your disclosure regarding Russell Cleveland on page 44 of your prospectus.

3.           We have advised Mr. Cleveland of the issue and will file an amended Form 10-K disclosing the failure of Mr. Cleveland to make a Section 16 filing with respect to his acquisition of beneficial ownership of more than 10% of SinoHub’s outstanding common stock in 2008 to the extent warranted.

Certain Relationships and Related Transactions, page 42

Staff Comment 4:            We note your disclosure in response to prior Comment 5 that GenNext sold you goods at the same price it sold the same or comparable goods to unrelated third parties. Please ensure that the nature of GenNext’s business is clear here and in your disclosure regarding the background of your management beginning on page 36. If this related company is a competitor, please add appropriate risk factors.

Russell Mancuso, Esq.
May 11, 2009

4.            We have revised the disclosure on pages 36 and 43 of Amendment No. 6 to indicate that GenNext’s sole business from 2006-2008 was providing the services described in the Certain Relationship and Related Transactions Section, that GenNext is currently not actively engaged in business and that any sales made by GenNext to customers of SinoHub in Hong Kong are now made by the Company’s wholly-owned subsidiary B2B Chips.  Accordingly, we do not view GenNext as a competitor of the Company.

Issuances of Company Securities, page II-3

Staff Comment 5:            We note your disclosure in response to prior comments 11 arid 12. No-action letters issued by the staff are not positions of the Commission. Please revise your disclosure accordingly.

5.           We have revised the disclosure in Item 15 of Part II on pages II-4 and II-5 to correctly state the nature of the Staff’s no-action letters.  We supplementally advise that the Company understands that these letters are not positions of the Commission and that they may be relied on only by the recipients and are limited to the facts disclosed by the recipients to the Staff.

Exhibits and Financial Statement Schedules, page II-6

Staff Comment 6:            We may have further comments after you file exhibit 5.1.

6.           We have filed Exhibit 5.1 with the amended Registration Statement.

Staff Comment 7:            Please ensure that the exhibits you file are complete. For example, we note the apparent blanks in the documents filed as exhibits 10.2 through 10.4 with the Form 8-K that you filed on May 7, 2009.

7.           We have re-filed the documents noted in your comment as Exhibits 10.40-10.42 of Amendment No. 6 with the blanks completed as per the final versions of the signature pages to these documents.

Russell Mancuso, Esq.
May 11, 2009

The Company appreciates the Staff’s comments with respect to the Registration Statement.  Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4853 or by fax to 617-946-4801 or to Mark Katzoff of our office at (617) 946-4887.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Gregory L. White
Gregory L. White

GLW:mto
cc:	Tom Jones, Esq.
Henry T. Cochran
Mark A. Katzoff, Esq.
William J. Hanlon, Esq.